Filed by Citizens Financial Services, Inc.
(Commission File No. 001-41410)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: HV Bancorp, Inc.
(Commission File No. 001-37981)

In connection with the pending transaction between Citizens Financial Services, Inc. (“CZFS”), First Citizens Community Bank (“FCCB”), HV Bancorp, Inc. (“HVBC”) and Huntingdon Valley Bank (“HVB”), CZFS posted the following on October 19, 2022.

Facebook:

LinkedIn: